State Street Bank and Trust Company
Legal Administration Services Department
P.O. Box 5049
Boston, MA 02206-5049

August 1, 2011

VIA EDGAR

Mr. Bric Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Munder Series Trust (“Registrant”) on behalf of Munder Large-Cap Growth Fund File No. 333-175063

Dear Mr. Barrientos:

This letter responds to the comments to the Trust’s registration statement and proxy solicitation materials on Form N-14 for Munder Series Trust, on behalf of the Munder Large-Cap Growth Fund (“Large-Cap Growth Fund”), filed on EDGAR on June 22, 2011, which were provided to me by telephone on July 26, 2011 by Mr. Barrientos of the staff of Securities and Exchange Commission (“SEC Staff”).

1.
SEC Staff Comment:  On the second page of the Combined Proxy Statement/Prospectus, the market capitalization for large-capitalization companies ranges from $209 million to $414.4 billion.  The SEC Staff believes that $209 million is too low a level for a large cap growth company.  Please address.

Response:  As of March 31, 2011, the dollar range of the companies in the Russell 1000 Index, the Large-Cap Growth Fund’s index for defining “large-capitalization” companies, was $209 million to $414.4 billion.  The Registrant believes that the Russell 1000® Index is a reasonable reference point for defining large-cap companies.  Russell Investments, creator of the Russell 1000 Index, describes the Index as a large-cap company index:

The Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 90% of the U.S. market.

The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.1 (emphasis added).

The Fund’s definition of large-capitalization companies as including those companies with market capitalizations of at least $209 million is consistent with this index.

2.
SEC Staff Comment:  On the second page of the Combined Proxy Statement/Prospectus, it is noted that the Munder Growth Opportunities Fund (“Growth Opportunities Fund”) is required to invest at least 25% of its total assets in securities of companies engaged in the research, design, development, manufacturing or distribution of products, processes or services for use with Internet-related businesses.  It is further noted that a significant portion of the Growth Opportunities Fund’s investments will be in companies positioned to benefit from the secular growth of: (1) the Internet, including companies whose core business models are focused primarily on the Internet, companies that provide the hardware, services and software components that enable advancement or facilitate the usage of the Internet, and companies across a broad range of industries and sectors that utilize the Internet to enhance their business models.  The definition of Internet is a broad definition.  Please explain.

1	See http://www.russell.com/Indexes/data/fact_sheets/us/Russell_1000_Index.asp.

Response:  The Growth Opportunities Fund is subject to a fundamental policy to concentrate in securities of companies engaged in the research, design, development, manufacturing or distribution of products, processes or services for use with Internet-related businesses.  The language of this fundamental policy cannot be changed without shareholder approval. The disclosure regarding the Fund’s significant investment “in companies positioned to benefit from the secular growth of: (1) the Internet, including companies whose core business models are focused primarily on the Internet, companies that provide the hardware, services and software components that enable advancement or facilitate the usage of the Internet, and companies across a broad range of industries and sectors that utilize the Internet to enhance their business models . . .” is a partial description (in addition to companies positioned to benefit from the secular growth of science and technology) of the types of securities in which the Fund invests by employing it principal investment strategy of identifying secular growth trends and investing in equity securities of companies the advisor believes will benefit from those trends and not a definition of term “Internet-related businesses” contained in the Fund’s fundamental policy, as described in the Fund’s statement of additional information.

3.
SEC Staff Comment:  On the second page of the Combined Proxy Statement/Prospectus, there is a list of documents including the Prospectuses, Annual Reports and Semi-Annual Reports that has been filed with the Securities and Exchange Commission.  Are these documents incorporated by reference?

Response:  These documents are not being incorporated by reference.

4.
SEC Staff Comment:  In the section “Proposal 1–Approval of the Agreement and Plan of Reorganization-Common Questions and Answers about the Proposed Reorganizations”, under the question “Who will pay the expenses related to the Reorganization?”, please explain why there would be brokerage fees and brokerage expenses for the Reorganization if it is a tax-free reorganization and why Munder Capital Management would not pay for these expenses as well.

Response:  In general, brokerage fees and brokerage expenses are incurred in connection with the purchase and sale of securities for a fund’s portfolio.  The payment of brokerage fees and expenses does not impact the tax-free nature of the reorganization.  In addition, expenses associated with purchases and sales of portfolio securities are not typically reimbursed by an advisor in connection with a merger transaction.  Therefore, Munder Capital Management does not intend to pay for such brokerage fees and expenses in connection with this Reorganization.

5.
SEC Staff Comment:  In the section “Proposal 1–Approval of the Agreement and Plan of Reorganization-Common Questions and Answers about the Proposed Reorganizations”, please add a question and answer to address differences in the purchase, redemption, exchange and conversion policies.

Response:  The purchase, redemption, exchange and conversion policies are standard among all Munder Funds.  Because there are no differences in the policies between the Funds, the Registrant will not be adding the requested disclosure.

6.
SEC Staff Comment:  In the section “Proposal 1–Approval of the Agreement and Plan of Reorganization-Proposed Reorganization-Comparison of Fees and Expenses”, Table B expense table for Large-Cap Growth Fund Class B shares (assuming you sold shares at the end of the period), the examples for 3 years, 5 years and 10 years should be $1,067, $1,511 and $2,611, respectively; Class B shares (assuming you stayed in the Fund), the examples for 3 years, 5 years and 10 years should be $767, $1,311 and $2,611, respectively; and Class C shares (assuming you sold shares at the end of the period and assuming you stayed in the Fund), the examples for 3 years, 5 years and 10 years should be $767, $1,311 and $2,796, respectively.  Please verify the calculation for these examples.

In addition, please compare Class K shares examples against Class A shares examples.

Response:  Registrant believes that the examples shown in the Table B expense table for Class B and Class C shares are correct.  It appears that the suggested numbers were calculated using the expense ratio applicable to Table A and not the expense ratio applicable to Table B.  Therefore, the Registrant will not be revising the disclosure.

Registrant will revise the disclosure to include a comparison of Class A shares examples against Class K shares examples as follows:

Expense Example (Based on TABLE A Expenses)

Class K Shares*
Large-Cap Growth Fund (Class K)	$174	$539	$929	$2,020
Growth Opportunities Fund (Class A)	$742	$1,143	$1,568	$2,749
Pro Forma: Combined Growth Opportunities Fund (Class A)	$735	$1,123	$1,535	$2,680

*Under the Agreement and Plan of Reorganization, shareholders of Class K shares of the Large-Cap Growth Fund will receive Class A shares of the Growth Opportunities Fund.  The pro forma expenses shown for Class K shares include the front-end sales charge (load) applicable to Class A shares.

Expense Example (Based on TABLE B Expenses)

Class K Shares*
Large-Cap Growth Fund (Class K)	$198	$612	$1,052	$2,275
Growth Opportunities Fund (Class A)	$718	$1,071	$1,447	$2,499
Pro Forma: Combined Growth Opportunities Fund (Class A)	$713	$1,056	$1,422	$2,448

*Under the Agreement and Plan of Reorganization, shareholders of Class K shares of the Large-Cap Growth Fund will receive Class A shares of the Growth Opportunities Fund.  The pro forma expenses shown for Class K shares include the front-end sales charge (load) applicable to Class A shares.

7.
SEC Staff Comment:  In the section “Proposal 1–Approval of the Agreement and Plan of Reorganization-Proposed Reorganization-Purchase, Redemption, Exchange and Conversion Policies”, please provided a summary of the policies instead of just referring to Appendix C – How to Purchase, Sell, Exchange and Convert Shares.

Response:  The Growth Opportunities Fund’s prospectus currently refers investors to a separate section of the prospectus for information regarding policies relating to purchasing, selling, exchanging and converting Growth Opportunities Fund shares.  This approach has been reviewed by the SEC staff in prior filings made by Registrant and has been consistently used by Registrant for all of the Munder Funds.  The Registrant intends to continue to follow its current practice in this regard and will not be including a summary of such policies in the Combined Proxy Statement/Prospectus.  Therefore, Registrant will not be revising the prospectus in response to this comment.

8.
SEC Staff Comment:  In the sections “Proposal 1–Approval of the Agreement and Plan of Reorganization-Proposed Reorganization-Tax Consequences” and “Proposal 1–Approval of the Agreement and Plan of Reorganization-Information about the Reorganization-Federal Income Tax Consequences”, if portfolio securities are sold as a result of the Reorganization please describe the tax consequences of such sales.

Response:  As disclosed in the section “Information about the Reorganization–Federal Income Tax Consequences”, each Fund currently has substantial unused capital loss carryovers to offset any tax consequences of any potential sale of portfolio securities that will be required in connection with the Reorganization.  Therefore, the Registrant will not be revising the disclosure.

9.
SEC Staff Comment:  In the section “Proposal 1–Approval of the Agreement and Plan of Reorganization-Information about the Reorganization-Reorganization Agreement”, please provide an estimate of the costs of the reorganization.

Response:  MCM is paying for all such costs except for brokerage fees and expenses associated with the Reorganization.  Therefore, Registrant does not believe including such information is necessary or relevant.  In addition, an estimate of such costs has not yet been determined and, therefore, cannot be included in the Combined Proxy Statement/Prospectus.

10.
SEC Staff Comment:  In the section “Proposal 1–Approval of the Agreement and Plan of Reorganization-Information about the Reorganization-Capitalization”, please provide a column for pro forma adjustments to capitalizations.  In addition, please provide a column combining Class K shares and Class A shares.

Response:  The Registrant will revise the disclosure to include a column for pro forma adjustments to capitalizations as follows:

Capitalization
The following table shows the capitalization as of May 31, 2011 of the Large-Cap Growth Fund, the Growth Opportunities Fund and on a pro forma basis giving effect to the proposed acquisition of assets at NAV.

	As of May 31, 2011
Class A Shares	Large-Cap Growth Fund	Growth Opportunities Fund	Share Conversion Adjustment	Pro Forma
Net Assets	12,915,799	389,075,837	------	401,991,636
Net asset value per share	15.67	29.88	------	29.88
Shares outstanding	824,113	13,020,699	(391,857)	13,452,955

	As of May 31, 2011
Class B Shares	Large-Cap Growth Fund	Growth Opportunities Fund	Share Conversion Adjustment	Pro Forma
Net Assets	371,482	19,443,678	------	19,815,160
Net asset value per share	13.34	27.13	------	27.13
Shares outstanding	27,838	716,797	(14,145)	730,490

	As of May 31, 2011
Class C Shares	Large-Cap Growth Fund	Growth Opportunities Fund	Share Conversion Adjustment	Pro Forma
Net Assets	2,188,070	86,966,052	------	89,154,122
Net asset value per share	13.47	27.14	------	27.14
Shares outstanding	162,430	3,204,705	(81,808)	3,285,327

	As of May 31, 2011
Class Y Shares	Large-Cap Growth Fund	Growth Opportunities Fund	Share Conversion Adjustment	Pro Forma
Net Assets	20,563,987	9,756,941	------	30,320,928
Net asset value per share	16.48	30.93	------	30.93
Shares outstanding	1,247,798	315,407	(582,942)	980,263

	As of May 31, 2011
Class K Shares*	Large-Cap Growth Fund (Class K)	Large-Cap Growth Fund (Class A)	Growth Opportunities Fund (Class A)	Share Conversion Adjustment	Pro Forma
Net Assets	8,469,187	12,915,799	389,075,837	------	410,460,823
Net asset value per share	15.72	15.67	29.88	------	29.88
Shares outstanding	538,767	824,113	13,020,699	(647,184)	13,736,395

*Under the Agreement and Plan of Reorganization, shareholders of Class K shares of the Large-Cap Growth Fund will receive Class A shares of the Growth Opportunities Fund.

Registrant does not believe a column combining Class K and Class A shares of the Large-Cap Growth Fund is relevant because these two classes of shares would not be merged together prior to or separately from the merger of each class into Class A shares of the Growth Opportunities Fund.  Therefore, Registrant will not be adding the requested disclosure.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely, /s/ Francine S. Hayes Francine S. Hayes

cc:	Amy Eisenbeis Jane Kanter

EXHIBIT A

[Munder Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Mr. Bric Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Munder Series Trust (“Registrant”) on behalf of Munder Large-Cap Growth Fund
File No. 333-175063

In connection with a response being made on behalf of Munder Series Trust (“Registrant”) to comments you provided by telephone on July 26, 2011 with respect to the Registrant’s registration statement on Form N-14 (“Registration Statement”) filed on EDGAR on June 22, 2011, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Registration Statement;
•	the effectiveness of Registration Statement will not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and
•
the Registrant may not assert the effectiveness of Registration Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on July 26, 2011.  Please do not hesitate to contact the undersigned at 248-647-9200 if you have any questions concerning the foregoing.

Sincerely,

/s/ Stephen J. Shenkenberg

Stephen J. Shenkenberg Vice President